Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EDGIO, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware (the “DGCL”)

Edgio, Inc., a corporation organized and existing under and by virtue of the DGCL, does hereby certify as follows:

FIRST: That the Amended and Restated Certificate of Incorporation of the corporation is hereby amended by adding the following paragraph after the first paragraph of Article IV thereof to provide as follows:

“Upon this Certificate of Amendment becoming effective pursuant to the DGCL (the “Reverse Split Effective Time”), automatically and without any action by the holder thereof each 40 shares of Common Stock issued and outstanding and held of record by each stockholder of the corporation or issued and held by the corporation in treasury immediately prior to the Reverse Split Effective Time (“Old Common Stock”) shall be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock (“New Common Stock”), with no corresponding reduction in the number of authorized shares of Common Stock (the “Reverse Split”). No fractional shares of New Common Stock will be issued in connection with the Reverse Split. If, upon aggregating all of the shares of New Common Stock held by a holder of New Common Stock immediately following the Reverse Split such holder would otherwise be entitled to a fractional share of New Common Stock, the corporation shall pay in cash (without interest) to each such holder an amount equal to such fraction multiplied by the average of the closing sales prices of the Old Common Stock on the Nasdaq Capital Market during regular trading hours for the five consecutive trading days immediately preceding the date of the Reverse Split Effective Time (with such average closing sales prices proportionately adjusted to give effect to the Reverse Split). Each holder of record of a certificate or certificates representing one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable following the Reverse Split Effective Time, upon surrender of such certificate, a certificate or certificates representing the whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the Reverse Split as well as cash in lieu of any fractional shares of New Common Stock to which such holder may be entitled. Any certificate representing one or more shares of the Old Common Stock not so surrendered shall from and after the Reverse Split Effective Time, automatically and without the necessity of presenting the same for exchange, be deemed to represent that number of whole shares of the New Common Stock into which the shares of the Old Common Stock previously represented by such certificate have been combined (as well as the right to receive cash in lieu of fractional shares of New Common Stock after the Reverse Split Effective Time upon the surrender thereof).”

SECOND: That the foregoing amendment was duly adopted in accordance with Section 242 of the DGCL.

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